Exhibit 10.1

December 20, 2005

Mr. Don L. Blankenship

[Address]

Dear Don:

This letter will summarize our agreement regarding your continued employment as Chairman, Chief Executive Officer and President of Massey Energy Company, through December 31, 2006. Your current employment agreement will expire December 31, 2005. I am very pleased that you will continue your leadership of Massey and look forward to another productive year.

The specifics of your compensation package are included on Appendix A to this letter. In addition, you generally will continue to participate in the employee benefit plans and arrangements (e.g., the Massey Energy Retirement Plan, the Coal Company Salary Deferral and Profit Sharing Plan, the welfare benefit programs and the nonqualified or supplemental benefit programs) and be entitled to receive the perquisites provided to you in keeping with past practice.

If you have any questions regarding the terms and conditions of your employment or the proposed compensation package included on Appendix A, please do not hesitate to call me. If the offer details are acceptable, please acknowledge by signing and dating one copy of this letter and return it to me.

Sincerely,

/s/ Bobby R. Inman
Admiral Bobby R. Inman
Chairman, Compensation Committee
Massey Energy Company

Acknowledged and agreed:

/s/ Don L. Blankenship	12/20/05
Don L. Blankenship	Date

APPENDIX A TO LETTER AGREEMENT

THIS APPENDIX A is part of a letter agreement dated December 20, 2005 by and between MASSEY ENERGY COMPANY, a Delaware corporation (“Massey”), and DON L. BLANKENSHIP (the “Executive”), and relates to the Executive’s employment by Massey for calendar year 2006.

SECTION 1. Compensation.

1.1. Base Monthly Salary – $83,333.

1.2. Incentive Bonus Award – $900,000 target cash incentive award granted pursuant to the Massey Energy Company 1999 Executive Performance Incentive Plan (the “1999 Plan”) based on the achievement of certain performance objectives using qualifying performance criteria contained in the 1999 Plan.

1.3. Long Term Incentive Awards – $300,000 target cash incentive award granted pursuant to the 1999 Plan based on the achievement of a certain performance objective using qualifying performance criteria contained in the 1999 Plan; 50,000 non-qualified stock options granted under the Massey Energy Company 1996 Executive Stock Plan with service-based vesting; 12,700 shares of restricted stock granted pursuant to the 1999 Plan with service-based vesting, and 7,300 stock units granted pursuant to 1999 Plan with service-based vesting. The Long Term Incentive Awards will be subject to all the terms, conditions and performance requirements of the November 14, 2005 grants to other employees with the following exception regarding the non-qualified stock options, such options must be exercised by the Executive in the first twenty days exercise is permissible for the Executive pursuant to the Company’s trading window policy and applicable securities laws following their vesting, otherwise they will be automatically forfeited.

1.4. Performance-Based Stock Unit Award – No later than December 31, 2005, 40,000 performance-based stock units granted pursuant to the 1999 Plan based on the achievement of a certain performance objective using qualifying performance criteria contained in the 1999 Plan, and no earlier than January 1, 2006 or later than January 31, 2006, 60,000 performance-based stock units granted pursuant to the 1999 Plan based on the achievement of a certain performance objective using qualifying performance criteria contained in the 1999 Plan. The performance-based stock unit award shall be forfeited in the event either the Executive’s employment is terminated by Massey or the Executive prior to or on December 30, 2006 or Massey’s 2006 earnings before interest and tax (“2006 EBIT”) is less than                      (the “EBIT Minimum Target”). If payable, the performance-based stock unit award will be paid on or about February 28, 2007. Massey’s 2006 EBIT for purposes of this Section 1.4 shall be confirmed by the Chief Financial Officer and the Compensation Committee and may be adjusted at the sole discretion of the Compensation Committee in a manner consistent with the performance-based compensation rules of Section 162(m) of the Internal Revenue Code, as amended (the “IRC”), and as permitted by the 1999 Plan.

1.5. Performance-Based Incentive Unit Cash Award – Cash award equal (A) to the product obtained by multiplying (i) 333 performance-based incentive units per million of 2006 EBIT achieved, if any, over and above the EBIT Minimum Target up to and including a 2006 EBIT of                      (the “EBIT Mid Target”) by (ii) the average of the high and low trading prices of Massey common stock on the New York Stock Exchange on December 29, 2006, plus (B) the product obtained by multiplying (i) 1,500 performance-based incentive units per million of 2006 EBIT achieved, if any, over the EBIT Mid

Target up to a 2006 EBIT of                      by (ii) the average of the high and low trading prices of Massey common stock on the New York Stock Exchange on December 29, 2006. The performance-based incentive unit cash award shall be forfeited in whole in the event the Executive’s employment is terminated by Massey or the Executive prior to or on December 30, 2006 or in the event Massey’s 2006 EBIT is less than the EBIT Minimum Target and otherwise shall be forfeited to the extent not earned under the above performance formula. If payable, the performance-based incentive unit cash award will be paid on or about February 28, 2007. Massey’s 2006 EBIT for purposes of this Section 1.5 shall be confirmed by the Chief Financial Officer and the Compensation Committee and may be adjusted at the sole discretion of the Compensation Committee.

1.6. Additional Stock Option Award – 200,000 non-qualified stock options granted under the 1999 Plan on December 30, 2005, with an exercise price based on the average of the high and low trading prices of Massey’s common stock on the New York Stock Exchange on December 30, 2005, with service-based vesting on December 30, 2006. Such options must be exercised by the Executive in the first twenty days exercise is permissible for the Executive pursuant to the Company’s trading window policy and applicable securities laws following their vesting, otherwise they will be automatically forfeited.

1.7. Retention Cash Bonus Award – If employed through December 30, 2006, $300,000, payable on or about February 28, 2007.

1.8. Life Insurance – Massey shall pay the premiums on the Executive’s $4,000,000 split dollar life insurance policy payable in 2006.

1.9. Severance - The Executive will enter into a “Change in Control” Agreement which shall govern the Executives’ rights, duties and obligations in the event of the Executive’s cessation of employment with Massey (or any successor) covered by the “Change in Control” Agreement. In the event of the Executive’s cessation of employment with Massey during the period commencing January 1, 2006 through December 30, 2006 for any reason other than for “Cause” (as defined, and determined pursuant to the procedure, in the aforesaid “Change in Control” Agreement) under circumstances where such cessation of employment is not covered by the “Change in Control” Agreement, then Massey shall pay to the Executive, or if the Executive is deceased to his Estate, 2.5 times the sum of the Executive’s Annual Base Salary of $1,000,000 plus the Incentive Bonus of $900,000, unless the Executive elects to terminate his employment voluntarily during the period commencing January 1, 2006 through December 30, 2006 other than for any reason which would constitute “a Constructive Termination Associated With a Change in Control” (as defined, and determined pursuant to the procedure, in the aforesaid Change in Control Agreement, under circumstances where such Constructive Termination is not covered by the Change in Control Agreement). Any such payment shall be made in six (6) equal monthly payments beginning the month after the Executive’s employment with Massey terminates.

1.10. Termination of Certain Rights on Cessation of Employment - In the event that the Executive’s employment with Massey terminates during to the period commencing January 1, 2006 through December 30, 2006 for any reason, all of the Executive’s rights with respect to the Performance-Based Stock Unit Award, Performance-Based Cash Award, Additional Stock Option Award, and Retention Cash Bonus Award, as set forth in items 1.4, 1.5, 1.6 and 1.7 above, shall terminate and all rights thereunder shall cease, and payment of life insurance premiums as set forth in item 1.8 above shall cease.

SECTION 2. Expenses. Subject to prevailing Massey policy or such guidelines as may be established by the Board of Massey, Massey will reimburse the Executive for all reasonable expenses incurred by the Executive in carrying out his duties.

SECTION 3. Withholding of Taxes. Massey may withhold from any amounts payable under this letter agreement all federal, state, city or other taxes as Massey is required to withhold pursuant to any applicable law, regulation or ruling.

SECTION 4. Validity. If any provision of this letter agreement or the application of any provision hereof to any person or circumstances is held invalid, unenforceable or otherwise illegal, the remainder of this letter agreement and the application of such provision to any other person or circumstances will not be affected, and the provision so held to be invalid, unenforceable or otherwise illegal will be reformed to the extent (and only to the extent) necessary to make it enforceable, valid or legal.

SECTION 5. Governing Law. The validity, interpretation, construction and performance of this letter agreement will be governed by and construed in accordance with the substantive laws of the State of Delaware, without giving effect to the principles of conflict of laws of such State.

SECTION 6. Nonqualified Deferred Compensation Omnibus Provision. Any compensation or benefits which are provided or available to the Executive pursuant to or in connection with any plan or program (including without limitation this letter agreement) to which Massey or any of its subsidiaries or affiliates is a party and which is considered to be provided under a nonqualified deferred compensation plan or program subject to IRC Section 409A shall be provided and paid in a manner, and at such time and in such form, as complies with the applicable requirements of IRC Section 409A to avoid the unfavorable tax consequences provided therein for non-compliance. The Executive hereby consents to the amendment of any such plan or program as may be determined by Massey to be necessary or appropriate to evidence or further evidence required compliance with IRC Section 409A. In the event the Executive is a specified employee described in IRC Section 409A(a)(2)(B)(i) whose nonqualified deferred compensation subject to IRC Section 409A must be deferred until six (6) months after his separation from service, then payment of any amount or provision of any benefit under this letter agreement which is considered to be nonqualified deferred compensation subject to IRC Section 409A shall be deferred until six (6) months after the Executive’s separation from service (the “409A Deferral Period”), absent an intervening payment event under IRC Section 409A such as his death. In the event such payments are otherwise due to be made in installments or periodically during the 409A Deferral Period, the payments which would otherwise have been made in the 409A Deferral Period shall be accumulated and paid in a lump sum as soon as the 409A Deferral Period ends, and the balance of the payments shall be made as otherwise scheduled. In the event, benefits are required to be deferred, any such benefit may be provided during the 409A Deferral Period at the Executive’s expense, with the Executive having a right to reimbursement from Massey once the 409A Deferral Period ends, and the balance of the benefits shall be provided as otherwise scheduled.